                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    The Dow Chemical Company
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    2030 Dow Center
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                                   (Street)

    Midland                        Michigan                           48674
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               08/03/99
                                                                  --------------

3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)   38-1285128
                --------------

4.  Issuer Name and Ticker or Trading Symbol Union Carbide Corporation (NYSE:UK)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

      X   Form Filed by One Reporting Person
    -----
    _____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 4)
--------------------------------------------------------------------------------
Common Stock, par          0/1/                  D
value $1.00 per
share
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


--------------------------
/1/ On August 3, 1999, The Dow Chemical Company ("Dow") and Union Carbide Corporation ("UCC") entered into a Stock Option Agreement pursuant to which UCC granted Dow an option (the "Option") to purchase up to 26,502,964 shares, or such number of shares of UCC Common Stock as represents 19.9% of the then-outstanding shares of UCC Common Stock, at a price per share of $48.8125. However, Dow disclaims beneficial ownership of shares of UCC Common Stock which are purchasable by Dow upon exercise of the Option on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events set forth in the Stock Option Agreement, none of which have occurred.

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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
See footnote 1
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

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

          /s/ J. Pedro Reinhard                                    08/13/99
       ------------------------------------------------------  -----------------
         J. Pedro Reinhard, Executive Vice President                 Date
         and Chief Financial Officer of The Dow Chemical
         Company, on behalf of The Dow Chemical Company
          **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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